Exhibit 21.1
Subsidiaries of Cibus, Inc.

Entity Name	State or Other Jurisdiction of Incorporation
Cibus Canada ULC	Canada
Cibus Europe BV	Netherlands
Cibus Netherlands Holding BV	Netherlands
Cibus Europe Ltd	United Kingdom
Cibus Global, LLC	Delaware
Cibus US LLC	Delaware